

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Robert O' Shaughnessy
Chief Financial Officer
PULTEGROUP INC/MI/
3350 Peachtree Road NE, Suite 1500
Atlanta, Georgia 30326

> **Re: PULTEGROUP INC/MI/**
> **Form 8-K filed on January 31, 2023**
> **Form 10-K for the year ended December 31, 2022**
> **Filed on February 6, 2023**
> **File No. 001-09804**

Dear Robert O' Shaughnessy:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction